Exhibit 99(a)(30)

Resolution of the Board of Directors of Fox Entertainment Group, Inc.

January 10, 2005

RESOLVED, that the Special Committee is authorized to (i) prepare and file, in the name and on behalf of the Corporation, a Schedule 14D-9, and any amendments thereto as the Special Committee may deem reasonably necessary under applicable law, setting forth the Special Committee’s position with respect to the Offer, (ii) make such public announcements with respect to the functioning and actions taken by the Special Committee and otherwise communicate with the Fox stockholders as the Special Committee may reasonably deem necessary under applicable law, and (iii) incur such out-of-pocket expenses, in the name and on behalf of the Corporation, in connection with the preparation and distribution of such Schedule 14D-9 and public announcements and in connection with the functioning of the Special Committee as described above, in each case, as the Special Committee may reasonably deem necessary.